UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves public offering of debentures
—

Rio de Janeiro, May 28, 2025 – Petróleo Brasileiro S.A. – Petrobras announces that its Executive Board, in a meeting held on this date, pursuant to item VII of Article 34 of its Bylaws, approved the 8th (eighth) issuance of simple debentures, not convertible into shares, in up to three series, unsecured, in the total amount of R$ 3,000,000,000.00 (three billion reais) (“Debenture Issuance”), which will be the subject of a public distribution offering, pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 160, dated July 13, 2022; Law No. 12,431, dated June 24, 2011 (“Law No. 12,431”); Decree No. 11,964, dated March 26, 2024 (“Decree No. 11,964”); Law No. 6,385, dated December 7, 1976; as well as other applicable legal and regulatory provisions (“Offering”).

The funds raised through the Debenture Issuance will be allocated, pursuant to Article 2, Paragraph 1 of Law No. 12,431, and Decree No. 11,964, the National Monetary Council Resolution No. 5,034, dated July 21, 2022, and CMN Resolution No. 4,751, dated September 26, 2019, as amended or under subsequent regulations that modify, replace, or complement them, to cover costs, expenses, or debts related to investments in the priority projects to be described in the Debenture Issuance Deed. The filing of the Offering registration request with the CVM, along with all required documents, will be carried out in due course.

This Material Fact is for informational purposes only, pursuant to applicable legislation, and should not be interpreted or considered, for all legal purposes, as a sales and/or disclosure material for the Debenture Issuance and/or the Offering.

Any material developments regarding the Debenture Issuance and the Offering will be promptly disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer